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                             December 21, 2020

       Sean Macnew
       Chief Financial Officer
       Group Nine Acquisition Corp.
       568 Broadway
       Floor 10
       New York, New York 10012

                                                        Re: Group Nine
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
25, 2020

       Dear Mr. Macnew:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 25, 2020

       Cover Page of Prospectus, page i

   1. In Footnote 1, we note the reference to $1,600,000 (or up to $1,840,000 if the underwriters'
over-allotment option is exercised in full) in the aggregate, payable to Code
                                                        Advisors LLC on the
earlier of (i) the completion of our initial business combination and
                                                        (ii) December 31, 2021.
If it becomes due prior to the completion of the initial business combination, clarify
how it would be paid if you do not pay such amounts with a loan from your sponsor.
Please further clarify whether Code Advisors has executed any waiver of rights to bring
claims against the trust account for this payment and whether the sponsor has any
obligation to indemnify the trust for any reduction in the amount of funds in the trust with
respect to this payment. We may have additional comments after reviewing your
response.
 Sean Macnew
Group Nine Acquisition Corp.
December 21, 2020
Page 2

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameSean Macnew                             Sincerely,
Comapany NameGroup Nine Acquisition Corp.
                                                          Division of
Corporation Finance
December 21, 2020 Page 2                                  Office of Real Estate
& Construction
FirstName LastName